Motricity, Inc.

601 108th Avenue Northeast

Suite 900

Bellevue, WA 98004

July 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Barbara C. Jacobs, Assistant Director

Re:	Motricity, Inc.

Amendment No. 4 to Form S-3 Registration Statement on Form S-1 Filed June 21, 2012

File No. 333-178309

Ladies and Gentlemen:

This letter is in response to: the letter (the “Comment Letter”) sent by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Motricity, Inc. (the “Company”) dated June 29, 2012 regarding Amendment No. 4 to the Company’s registration statement on Form S-3 on Form S-1 filed on June 21, 2012 (“Amendment No. 4”). The numbering below corresponds to the numbering in the Comment Letter, and the Company’s response is preceded by the text of the Staff’s comment.

The Company has attached for filing Amendment No. 5 to the Registration Statement on Form S-3 on Form S-1 (“Amendment No. 5”). Amendment No. 5 reflects those changes made to the prior filing in response to the Comment Letter and to update certain information.

Amendment No. 4 to Form S-3 Registration Statement on Form S-1

Use of Proceeds, page 52

1.	Staff Comment. You now state that you may use the proceeds from the rights offering for acquisitions. Please provide the disclosure required by Instruction 6 to Item 504 of Regulation S-K. In addition, provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K for your revolving loan facility from High River.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 5 on page 52 so as to include all required information under Rule 504 of Regulation S-K. Additionally, we have made conforming changes throughout the document to address this comment.

Material U.S. Federal Income Tax Consequences

Taxation of Subscription Rights

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

July 9, 2012

Receipt of Subscription Rights, page 74

2.	Staff Comment. Please disclose whether counsel has any reason to think that the IRS would argue that the distribution of the subscription rights is a disproportionate distribution. For example, is there uncertainty based on case law?

Company Response. We have modified the language in the section “Taxation of Subscription Rights – Receipt of Subscription Rights” on page 74 in Amendment No. 5 to make clear that the position we are taking is a statement of law supported by our counsel.

3.	Staff Comment. You state that you intend to take the position that the outstanding shares and other equity-based awards do not cause the subscription rights issued pursuant to the rights offering to be part of a disproportionate distribution. Please clarify whether this is also counsel’s position.

Company Response. We have modified the language in the section “Taxation of Subscription Rights – Receipt of Subscription Rights” on page 74 in Amendment No. 5 to make clear that the position we are taking is a statement of law supported by our counsel.

Taxation of Series J Preferred Stock, page 76

4.	Staff Comment. You state that you intend to take the position that annual accruals of the redemption premium and concurrent income inclusions for the applicable holder are not required under federal income tax law. Please clarify whether this is also counsel’s position.

Company Response. We have modified the language in the section “Taxation of Series J Preferred Stock – Constructive and Actual Distributions with Respect to Shares of Series J Preferred” on page 76 in Amendment No. 5 to make clear that the position we are taking is a statement dependent on facts and circumstances analysis and thus one on which counsel is not opining.

Tax Consequences to the Company, page 78

5.	Staff Comment. You state that you intend to take the position that the common stock warrants are options for U.S. federal income tax purposes and upon issuance will qualify for a safe harbor. Please clarify whether this is also counsel’s position.

Company Response. We have modified the language in the section “Tax Consequences to the Company” on page 78 in Amendment No. 5 to make clear that the position we are taking is a statement of law supported by our counsel.

Incorporation of Documents by Reference, page 84

6.	Staff Comment. Please include your current report on Form 8-K filed June 27, 2012. In addition, consider adding disclosure elsewhere in your prospectus that discusses the termination of the lease for your headquarters.

Company Response. The Company acknowledges the Staff’s comments and has added our current report on Form 8-K filed on June 27, 2012 to the Incorporation by Reference section on page 84 of the prospectus. Additionally, we have included disclosure regarding termination of the lease of our headquarters under the heading “Recent Developments – Lease Termination” on page 19 of the prospectus.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

July 9, 2012

Exhibit 5.1

7.	Staff Comment. Counsel states that “[t]o the extent that the laws of any other jurisdiction may govern any of the matters as to which we are opining herein, [it has] assumed that such laws are identical to the state laws of the Commonwealth of Massachusetts, and [it is] expressing no opinion . . . as to whether such assumptions are reasonable or correct.” Counsel is required to opine on the law of the jurisdiction under which the company is organized, and the law of the jurisdiction governing the rights and warrant agreements. For guidance, refer to Sections II.B.1.a and II.B.1.f of Staff Legal Bulletin No. 19. Massachusetts is not the company’s state of organization, and it does not appear that Massachusetts law governs the agreements. In addition, it does not appear that counsel can assume that the laws of the state of organization and the state laws governing the rights and warrants agreements are identical to the laws of the Massachusetts For guidance, refer to Section II.B.3 of Staff Legal Bulletin No. 19 and Notes 19 and 22. Please revise, and ensure that the revised opinion is dated.

Company Response. The Company acknowledges the Staff’s comment. The Company’s counsel has revised its opinion in Exhibit 5.1 accordingly.

8.	Staff Comment. Counsel states that it has “assumed that none of the terms of any Security to be established subsequent to the date hereof nor the issuance and delivery of such Security, nor the compliance by the Company with the terms of such Security, will violate any applicable federal or state law or will result in a violation of any provision of any instrument or agreement then binding upon the Company or any restriction imposed by any court or governmental body having jurisdiction over the Company.” Please explain and support this assumption, which appears to be overly broad, or revise. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19

Company Response. The Company acknowledges the Staff’s comment. The Company’s counsel has revised its opinion in Exhibit 5.1 accordingly.

Exhibit 8.1

9.	Staff Comment. Counsel has not consented to the inclusion of its tax opinion in the prospectus. Please revise.

Company Response. The Company acknowledges the Staff’s comment. The Company’s counsel has revised its opinion in Exhibit 8.1 accordingly.

10.	Staff Comment. This exhibit refers to a registration statement on Form S-3. In addition, it is not dated. In the revised opinion, please disclose that the registration statement has been amended on Form S-1, and ensure that the revised opinion is dated.

Company Response. The Company acknowledges the Staff’s comment. The Company’s counsel has revised its opinion in Exhibit 8.1 accordingly.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

July 9, 2012

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (425) 638-9262 if you have any further questions or comments. Please note that my fax number is (425) 957-6210. Please also feel free to contact the Company’s legal counsel: Samuel P. Williams at (617) 856-8353 or Nina E. Andersson-Willard at (617) 856-8319, both of Brown Rudnick LLP.

Very Truly Yours,

MOTRICITY, INC.

/s/ James R. Smith, Jr.
James R. Smith, Jr.
Interim Chief Executive Officer

Cc:	Samuel P. Williams, Esq.

Nina E. Andersson-Willard, Esq.